United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 333-159793

Telesat Canada

(Exact name of registrant as specified in its charter)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Waiver of Consent Condition and Early Acceptance of 2015 Senior Notes Tendered Pursuant to Telesat’s Tender Offer

On May 14, 2012, Telesat Canada (“Telesat”) issued a press release announcing that as of 5:00 p.m., New York City time, on May 11, 2012 (the “Consent Date”), holders of $238.7 million aggregate principal amount of its 11.0% senior notes due 2015 (the “2015 Senior Notes”), issued under the indenture (the “2015 Senior Notes Indenture”), dated as of June 30, 2008, by and among Telesat, Telesat LLC, as co-issuer (“Telesat LLC” and, together with Telesat, the “Co-Issuers”), the guarantors party thereto and The Bank of New York Mellon, as trustee (“Trustee), had tendered their 2015 Senior Notes and consented to certain proposed amendments pursuant to Telesat’s previously announced tender offer and consent solicitation which was commenced on April 30, 2012 (the “Tender Offer and Consent Solicitation”). Telesat also announced that it was waiving the previously announced condition to its Tender Offer and Consent Solicitation that there be delivered and not validly revoked, prior to the Consent Date, the consents of holders of at least a majority of the outstanding aggregate principal amount of the 2015 Senior Notes to the proposed amendments to the 2015 Senior Notes Indenture (the “Proposed Amendments”), as set forth in the Offer to Purchase and Consent Solicitation Statement dated April 30, 2012 (the “Offer to Purchase”), and that the supplemental indenture giving effect to the Proposed Amendments be executed (together, the “Consent Condition”). Telesat has waived the Consent Condition and accepted for payment all the 2015 Senior Notes validly tendered and not withdrawn prior to the Consent Date. Holders of 2015 Senior Notes who have tendered and not validly withdrawn their 2015 Senior Notes as of the Consent Date will receive $1,060.00 per $1,000 principal amount of 2015 Senior Notes (which includes $1,030.00 as the tender offer consideration and $30.00 as a consent payment), plus accrued and unpaid interest thereon to May 14, 2012.

As of the Consent Date, $454.1 million aggregate principal amount of the 2015 Senior Notes had not been tendered. Notwithstanding Telesat’s acceptance for purchase of the $238.7 million aggregate principal amount of the 2015 Senior Notes that had been validly tendered and not withdrawn prior to the Consent Date, the tender offer will remain open until 12:00 midnight, New York City time, on May 25, 2012, unless extended or earlier terminated (the “Expiration Date”), and subject to the terms and conditions set forth in the Offer to Purchase (other than the Consent Condition). Holders of 2015 Senior Notes who validly tender such notes after the Consent Date but on or before the Expiration Date will only be eligible to receive the tender offer consideration of $1,030.00 per $1,000 principal amount of 2015 Senior Notes tendered prior to the Expiration date, plus accrued and unpaid interest thereon, and will not receive the consent payment.

As disclosed in the Offer to Purchase, Telesat intends to redeem any of the 2015 Senior Notes that remain outstanding after the completion of the Tender Offer in accordance with the terms of the 2015 Senior Notes Indenture. On May 14, 2012, Telesat provided notice to the Trustee under the 2015 Senior Notes Indenture of the redemption as of June 14, 2012 of all 2015 Senior Notes that remain outstanding as of that time. The redemption price will be 105.5% of the principal amount of the notes, together with accrued and unpaid interest up to but excluding the redemption date.

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In addition, the information under this heading, including Exhibits 99.1 and 99.2, shall be deemed to be incorporated by reference to the Offer to Purchase delivered in connection with the Tender Offer.

Indenture and 6.0% Senior Notes due 2017

On May 14, 2012, the Co-Issuers issued $700,000,000 in aggregate principal amount of 6.0% Senior Notes due 2017 (the “2017 Senior Notes”) pursuant to an indenture dated May 14, 2012 (the “2017 Senior Notes Indenture”), by and among Telesat Holdings Inc., the Co-Issuers, the guarantors party thereto (the “2017 Senior Notes Indenture Guarantors”) and The Bank of New York Mellon, as Trustee.

The 2017 Senior Notes are unsubordinated unsecured obligations of the Co-Issuers and will mature on May 15, 2017. Each 2017 Senior Note bears interest at 6.0% per annum, payable on May 15 and November 15 of each year, commencing on November 15, 2012, to holders of record on the immediately preceding May 1 or November 1, as the case may be.

On and after May 15, 2014 (the “First Call Date’’), the Co-Issuers may redeem the senior notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice by first-class mail, postage prepaid, with a copy to the Trustee, to each holder’s registered address, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on May 15 of each of the years set forth below:

Year	Percentage
2014	103.00%
2015	101.50%
2016 and thereaf	100.00%

In addition, at any time and from time to time on or prior to May 15, 2014, the Co-Issuers may redeem up to 40% of the aggregate principal amount of 2017 Senior Notes issued under the 2017 Senior Notes Indenture at a redemption price equal to 106.00% of the aggregate principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds of one or more equity offerings of Holdings or any direct or indirect parent of Telesat to the extent such net cash proceeds are contributed to Holdings; provided, however, that at least 50% of the original aggregate principal amount of the 2017 Senior Notes originally issued under the 2017 Senior Notes Indenture and any additional notes issued under the 2017 Senior Notes Indenture after the issuance date of the 2017 Senior Notes remains outstanding immediately after the occurrence of each such redemption; provided, further, that such redemption occurs within 90 days after the date on which any such equity offering is consummated.

At any time prior to May 15, 2014, the Co-Issuers may redeem the 2017 Senior Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice by first-class mail, postage prepaid, with a copy to the Trustee, to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the 2017 Senior Notes redeemed, plus accrued and unpaid interest and additional interest, if any, to the redemption date and a make-whole premium.

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The 2017 Senior Notes will be the Co-Issuers’ unsubordinated, unsecured obligations, will rank equally with all of the Co-Issuers’ existing and future unsubordinated indebtedness and will rank senior in right of payment to the Co-Issuers’ existing and future debt that by its terms is subordinated to these 2017 Senior Notes. The 2017 Senior Notes will be effectively subordinated to all of the Co-Issuers’ existing and future secured indebtedness, to the extent of the value of the assets securing such debt. The 2017 Senior Notes will be fully and unconditionally guaranteed on an unsubordinated unsecured basis by Holdings and each existing and future restricted subsidiary of Holdings (other than Telesat or Telesat LLC) that guarantees the obligations or is a borrower or co-borrower under Telesat’s senior secured credit facilities or under certain publicly or privately issued debt securities issued by Holdings or any restricted subsidiary. The guarantees will rank equally in right of payment with all of the guarantors’ existing and future unsubordinated indebtedness and will be effectively subordinated to their existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness, including their guarantees of Telesat’s senior secured credit facilities. To the extent any guarantor is released from its obligations under Telesat’s senior secured credit facilities and certain other publicly or privately issued debt securities, such guarantor will also be released from its obligations under the 2017 Senior Notes. The 2017 Senior Notes and related guarantees will be structurally subordinated to all obligations of any existing and future subsidiaries of Holdings that do not guarantee the 2017 Senior Notes.

If certain change of control events occur, the Co-Issuers will make an offer to repurchase all of the 2017 Senior Notes pursuant to the offer described below (the ‘‘Change of Control Offer’’) at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following a change of control event, Telesat will send notice of such Change of Control Offer by first class mail, with a copy to the Trustee, to each holder to the address of such holder appearing in the security register, containing specified information. The 2017 Senior Notes Indenture contains a number of restrictive covenants, including those relating to the following:

(1)	Limitation on Incurrence of Indebtedness;

(2)	Limitation on Restricted Payments;

(3)	Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;

(4)	Asset Sales;

(5)	Transactions with Affiliates;

(6)	Limitations on Liens;

(7)	Reports and Other Information;

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(8)	Maintenance of Insurance;

(9)	Conduct of Business

(10)	Limitation on Activities of the Co-Issuer

(11)	Merger, Consolidation or Sale of All or Substantially All Assets; and

(12)	Limitation on Sale and Lease-Back Transactions.

The 2017 Senior Notes Indenture provides that Telesat may not consolidate, amalgamate or merge with or into or wind up into (whether or not Telesat is the surviving person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any person unless certain conditions are met.

Upon the occurrence of certain events of default specified in the 2017 Senior Notes Indenture, the principal of, premium, if any, interest and any other monetary obligations on all the then outstanding 2017 Senior Notes may become due and payable immediately.

Forward-Looking Statements Safe Harbor

This report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “expected”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2011, filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC. This filing can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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Exhibits

The following information is furnished to the U.S. Securities and Commission as part of this report of foreign issuer on Form 6-K:

Exhibit No.	Description
4.1	Indenture, dated May 14, 2012, with respect to Telesat Canada’s 6.0% Senior Notes due 2017, among Telesat Canada, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee.
99.1	Press release of Telesat Canada, dated May 14, 2012, announcing waiver of the consent condition in connection with tender offer and consent solicitation for certain of its outstanding notes.
99.2	Press release of Telesat Canada, dated May 14, 2012, announcing closing of notes offering and payment of tendered senior notes.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA
(Registrant)

May 14, 2012	By:	/s/Christopher S. DiFrancesco
	Name:	Christopher S. DiFrancesco
	Title:	Vice President, General Counsel and Secretary

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